

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 23, 2007

Mr. Steve Hamilton
Chief Financial Officer
Reliant Home Warranty Corporation
350 Bay Street
Suite 250
Toronto, Ontario M5H 2S6

Re: **Reliant Home Warranty Corporation**
        Form 10-KSB for Fiscal Year Ended December 31, 2006
        Filed April 3, 2007
        File No. 0-29827

Dear Mr. Hamilton:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 8 Changes in and disagreements with accountants on accounting and financial disclosure

Changes in Internal Controls, page 13

1. We note your disclosure that "[t]he Company has not made any significant changes to its internal controls over financial reporting…" Item 308(c) of Regulation S-B requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-B in future filings. Revise accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2. Please revise your filing to include an audit opinion for the year ended December 31, 2005 since such financial statements are presented in your filing. The audit opinion as currently presented only provides an opinion on the year ended December 31, 2006.

3. Revise your financial statements to identify on the face of each statement that you are a development stage company.

Consolidated Balance Sheet, page F-3

4. We note your loan payable is due to one of your shareholders. Please revise to label your loan payable as "related party" on the balance sheet.

2. Significant Accounting Policies, page F-7

5. We note that you recognize commission income and other fees earned from mortgage originations at the time of closing. Tell us how your accounting policy complies with SFAS 91. Further, we note that you recognized approximately $18,680 in revenues during the year ended December 31, 2006. Tell us how you derived such revenue and describe your accounting policy for such revenue, if not already disclosed.

4. Shareholders' Equity (Deficit) and Laurus Revolving Note Agreement, page F-10

6. We note your statement that you wrote-off the $4.3 million value assigned to the warrant issued to Laurus. However, it is unclear from your financial statements where such write-off has been reflected. Please advise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director